Exhibit 12(a)

August 2, 2024

Cavanal Hill Limited Duration Fund

a series of The Cavanal Hill Funds

4400 Easton Commons

Columbus, Ohio 43219

Cavanal Hill Moderate Duration Fund

a series of The Cavanal Hill Funds

4400 Easton Commons

Columbus, Ohio 43219

Re:	Reorganization to Combine Series of a Massachusetts Business Trust

Ladies and Gentlemen:

The Cavanal Hill Funds, an open-end management investment company established as a Massachusetts business trust (the “Trust”), on behalf of the Cavanal Hill Moderate Duration Fund, a separate series of the Trust (the “Target Fund”), and the Trust, on behalf of the Cavanal Hill Limited Duration Fund, a separate series of the Trust (the “Acquiring Fund”), has requested our opinion as to certain federal income tax consequences of transactions (the “Reorganization”) in which the Acquiring Fund will acquire substantially all of the assets and assume liabilities of the Target Fund in exchange solely for shares of beneficial interest in the Acquiring Fund (“Acquiring Fund Shares”) pursuant to an Agreement and Plan of Reorganization (“Agreement”) entered into by the Trust, on behalf of the Acquiring Fund and the Target Fund, as of April 25, 2024.1 Specifically, the Funds have requested our opinion that the consummation of the Reorganization will qualify as a “reorganization” (as defined in section 368(a)).2

[1]	Each of the Target Fund and Acquiring Fund is sometimes referred to herein as a “Fund.”

[2]	All “section” references are to the Internal Revenue Code of 1986, as amended (“Code”), unless otherwise noted, and all “Treas. Reg. §” references are to the regulations under the Code (“Regulations”).

K&L GATES LLP

ONE CONGRESS STREET    BOSTON    MA 02114

T +1 617 261 3100 F +1 617 261 3175 klgates.com

August 2, 2024

In rendering this opinion, we have examined (1) the Agreement, (2) the Prospectus/Information Statement dated July 22, 2024, regarding the Reorganization, and (3) other documents we have deemed necessary or appropriate for the purposes hereof (collectively, “Documents”). We have assumed, for purposes hereof, the accuracy and completeness of the information contained in all the Documents. As to various matters of fact material to this opinion, we have relied, exclusively and without independent verification (with your permission), on the representations and warranties set forth in the Agreement and on the statements and representations of officers and other representatives of the Acquiring Fund and the Target Fund (collectively, “Representations”). We have assumed that any Representation made “to the knowledge and belief’ (or similar qualification) of any person or party is, and at the Closing and the Effective Time (each as defined in the Agreement) will be, correct without such qualification. We have also assumed that as to all matters for which a person or entity has represented that such person or entity is not a party to, does not have, or is not aware of any plan, intention, understanding, or agreement, there is no such plan, intention, understanding, or agreement. Finally, we have assumed that the Documents and the Representations present all the material and relevant facts relating to the Reorganization.

OPINION

Based solely on the facts set forth in the reviewed documents and the Representations, and conditioned on (i) those Representations’ being true on the closing date of the Reorganization and (ii) the Reorganization’s being consummated in accordance with the Agreement (without the waiver or modification of any terms or conditions thereof, our opinion with respect to the federal income tax consequences of the Reorganization is as follows.

(1) Acquiring Fund’s acquisition of the Target Fund’s assets in exchange solely for Acquiring Fund Shares and its assumption of the Target Fund’s liabilities, followed by Target Fund’s distribution of those shares pro rata to the Target Fund’s shareholders actually or constructively in exchange for their Target Fund shares and in complete liquidation of Target Fund, will qualify as a “reorganization,” as defined in section 368(a), and each Fund will be “a party to a reorganization” within the meaning of section 368(b);

(2) Target Fund will recognize no gain or loss on the transfer of its assets to Acquiring Fund in exchange solely for Acquiring Fund Shares and Acquiring Fund’s assumption of the Target Fund’s liabilities or on the subsequent distribution of those shares to the Target Fund shareholders in exchange for their Target Fund shares;

(3) Acquiring Fund will recognize no gain or loss on its receipt of the Target Fund’s assets in exchange solely for Acquiring Fund Shares and its assumption of the Target Fund’s liabilities;

August 2, 2024

(4) Acquiring Fund’s basis in each asset will be the same as Target Fund’s basis therein immediately before the Reorganization, and Acquiring Fund’s holding period for each asset will include Target Fund’s holding period therefor (except where Acquiring Fund’s investment activities have the effect of reducing or eliminating an asset’s holding period);

(5) A Target Fund shareholder will recognize no gain or loss on the exchange of all its Target Fund shares solely for Acquiring Fund Shares pursuant to the Reorganization; and

(6) A Target Fund shareholder’s aggregate basis in the Acquiring Fund Shares it receives in the Reorganization will be the same as the aggregate basis in its Target Fund shares it actually or constructively surrenders in exchange for those Acquiring Fund Shares; and its holding period for those Acquiring Fund Shares will include, in each instance, its holding period for those Target Fund shares, provided the shareholder holds the latter as capital assets at the Effective Time.

Notwithstanding subparagraphs 2 and 4, above, no opinion is expressed as to the effect of the Reorganization on the Funds or any shareholder with respect to any asset as to which any unrealized gain or loss is required to be recognized for federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting.

Our opinion is based on, and is conditioned on the continued applicability of, the provisions of the Code and the Regulations, judicial decisions, and rulings and other pronouncements of the Internal Revenue Service (“Service”) in existence on the date hereof. All the foregoing authorities are subject to change or modification that can be applied retroactively and thus also could affect the conclusions expressed herein; we assume no responsibility to update our opinion after the date hereof with respect to any such change or modification. Our opinion represents our best judgment regarding how a court would decide the issues addressed herein and is not binding on the Service or any court. Moreover, our opinion does not provide any assurance that a position taken in reliance thereon will not be challenged by the Service, and although we believe that our opinion would be sustained by a court if challenged, there can be no assurances to that effect.

Our opinion addresses only the specific federal income tax consequences of the Reorganization set forth above and does not address any other federal, or any state, local, or foreign tax consequences of the Reorganization or any other action (including any taken in connection therewith). Our opinion also applies only if each Fund is solvent, and we express no opinion about the tax treatment of the transactions described herein if any Fund is insolvent. Finally, our opinion is solely for the information and use of the addressees and their shareholders and may not be relied on for any purpose by any other person without our express written consent.

Very truly yours,